RONGFU AQUACULTURE, INC.
Dongdu Room 321
No. 475 Huanshidong Road
Guangzhou City, PRC 510075

                       April 11, 2011

BY EDGAR

Ms. Jamie Kessel
Chief Accountant’s Office
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rongfu Aquaculture, Inc.
Item 4.01 of Form 8-K
Filed March 28, 2011
Item 4.02 of Form 8-K/A-2
Filed March 28, 2011
File No. 333-166758

Dear Ms. Kessel:

Reference is made to your comment letter, March 30, 2011, 2011 to our client, Rongfu Aquaculture, Inc. (the “Company”), relating to the Current Report on Form 8-K filed on March 28, 2011 (the “Comment Letter”). Pursuant to your request the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Kelvin Chan Kelvin Chan